

May 24, 2012

Via E-mail
William C. Lucia
Chief Executive Officer
HMS Holdings Corp.
401 Park Avenue South
New York, NY 10016

      Re: **HMS Holdings Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              Form 10-K/A for the Fiscal Year Ended December 31, 2011
              Filed April 30, 2012
              File No. 000-50194

Dear Mr. Lucia:

We have reviewed your letter dated May 10, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 26, 2012.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Item 13. Certain Relationships and Related Transactions and Director Independence, page 39

1.   We note that your Audit Committee has not adopted any written policies or procedures governing the review, approval or ratification of related person transactions. Please tell us how the practices of the Audit Committee with respect to evaluating related party transactions are evidenced and confirm that you will include disclosure to this effect in future filings, as applicable. See Item 404(b)(1)(iv) of Regulation S-K.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief